LATHAM GROUP, INC.

787 Watervliet Shaker Road

Latham, New York 12110

January 4, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue
Division of Corporation Finance
Office of Manufacturing

Latham Group, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1, file No. 377-05217 (the “S-1”) of Latham Group, Inc. (the “Company”) be accelerated to January 6, 2022 at 4:00 p.m., Eastern Standard Time, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the S-1. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

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Very truly yours,

By:	/s/ Scott M. Rajeski
Name:	Scott M. Rajeski
Title:	President & Chief Executive Officer